

Mail Stop 3561

February 2, 2018

Ricardo Cardenas
Chief Financial Officer
Darden Restaurants, Inc.
1000 Darden Center Drive
Orlando, FL 32837

      Re: Darden Restaurants, Inc.
               Form 10-K for Fiscal Year Ended May 28, 2017
               Form 10-Q for Fiscal Quarter Ended November 26, 2017
               Filed January 3, 2018
               File No. 001-13666

Dear Mr. Cardenas:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended November 26, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Costs and Expenses, page 26

1. We note that your comparative discussions of costs and expenses identify multiple variables as the reasons for the period to period changes in your operating results; however, you do not quantify the impact of each of these variables. Please also note that prefacing a reference to the source or sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Please revise to quantify the impact of each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the

changes in your results. Refer to Instruction 4 to Item 303(A) of Regulation S-K, Section III.D of Release No. 33-6835 and Section III.B of Release No. 33-8350.

2. We note your disclosure at the bottom of page 26 that general and administrative expenses increased as a percent of sales in the quarter ended November 26, 2017 as compared to the quarter ended November 27, 2016, primarily due to an unfavorable legal outcome. Please explain to us the nature and amount of this unfavorable legal outcome. Also, please tell us why it does not appear that the legal contingency was disclosed in prior filings under ASC 450-20-50-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure